UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Issuer)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V-20-3
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road, Suite 302, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:29089V 203	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce J. Haber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,712,786
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,465,536
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,536
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

Includes 315,017 shares owned directly by Mr. Haber and 1,150,519 shares held in trust in which Mr. Haber is the trustee. Excludes 199,186 shares held in Trust with spouse as Trustee and the right to vote 247,250 shares held by certain persons until such shares are sold to non-affiliated parties. ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% *
14	TYPE OF REPORTING PERSON* IN

* Based upon 6,822,363 shares outstanding as of March 22, 2010.

CUSIP NO.:29089V 203	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce J. Haber Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Gift
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,150,519
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,150,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,519
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

  Excludes an aggregate of 199,186 shares beneficially owned by the Jessica L. Haber Trust, 315,017 shares individually owned by Bruce J. Haber and 247,250 shares held by certain persons that Mr. Haber has the right to vote until such shares are sold to non-affiliated third parties.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% *
14	TYPE OF REPORTING PERSON* 00 (Trust)

* Based upon 6,822,363 shares outstanding as of March 22, 2010.

CUSIP NO.:29089V 203	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michela I. Haber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Gift)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 199,186
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 199,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,186
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

Excludes 315,017 shares owned by Bruce J. Haber and 1,150,519 shares held in trust in which Mr. Haber is the trustee and Mr. Haber’s right to vote 247,250 shares held by certain persons until such shares are sold to non-affiliated parties. ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% *
14	TYPE OF REPORTING PERSON* IN

* Based upon 6,822,363 shares outstanding as of March 22, 2010.

CUSIP NO.:29089V 203	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jessica L. Haber Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Gift)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 199,186
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 199,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,186
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

Excludes 315,017 shares owned by Bruce J. Haber and 1,150,519 shares held in trust in which Mr. Haber is the trustee and Mr. Haber’s right to vote  247,250 shares held by certain persons until such shares are sold to non-affiliated parties.  ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% *
14	TYPE OF REPORTING PERSON* 00(TRUST)

* Based upon 6,822,363 shares outstanding as of March 22, 2010.

CUSIP NO.:29089V 203	Page 6

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, of Emergent Group Inc. (the “Issuer”). The Issuer's principal executive office is located at 10939 Pendleton Street, Sun Valley, CA 91352.

Item 2.  Identity and Background

Bruce J. Haber

(a)	Bruce J. Haber

(b)	c/o BJH Management, LLC, 145 Huguenot Street, Suite 405, New Rochelle, NY 10801

(c)	Employed by the Issuer as Chief Executive Officer and Chairman of the Board.

(d)	Not applicable

(e)	Not applicable

(f)	U.S.A.

The Jessica L. Haber Trust

 (a)&(b) The Jessica L. Haber Trust, 65 the Oaks, Roslyn Estates, NY 11576.

(c)	Family Trust

(d)	Not applicable

(e)	Not applicable

(f)	New York

Bruce J. Haber Grantor Retained Annuity Trust

 (a)&(b) Bruce J. Haber Grantor Retained Annuity Trust, 65 the Oaks, Roslyn Estates, NY 11576.

(c)	Family Trust - Bruce J. Haber, Trustee

(d)	Not applicable

(e)	Not applicable

(f)	New York

CUSIP NO.:29089V 203	Page 7

Michela I. Haber

(a)&(b) Michela I Haber, 65 the Oaks, Roslyn Estates, N.Y.11576.

(c)	Michela I. Haber’s occupation is as a Journalist. She is acting as Trustee for her daughter’s Trust. Her husband is Bruce J. Haber.

(d)	Not applicable

(e)	Not applicable

(f)	U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Haber and the Bruce J. Haber Retained Annuity Trust purchased securities beneficially and with his and its own personal funds.

Item 4.  Purpose of Transactions

The Reporting Persons have no other current plans or proposals which would relate to or would result in the occurrence of (a) – (j), namely:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

g.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

h.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

i.	Any action similar to any of those enumerated above.

CUSIP NO.:29089V 203	Page 8

Item 5.  Interest in Securities of the Issuer

            (a) - (b) As of March 22, 2010, the Issuer has 6,822,363 shares issued and outstanding. Of the 6,822,363 shares outstanding, an aggregate of 1,664,722 shares or 24.4% of the outstanding shares are beneficially owned by the reporting persons named herein, increasing to 1,911,922 shares or 28.0% for voting purposes. More specifically, Bruce J. Haber has the sole voting right over 315,017 shares owned directly by him and shared voting right over 1,150,519 shares held in the Bruce J. Haber Grantor Retained Annuity Trust with Mr. Haber as its trustee, for a total of 1,465,536 shares or 21.5% of the outstanding shares (excluding 247,250 shares held pursuant to an irrevocable proxy until the shares are sold to a non-affiliated third party). Mr. Haber has the sole right of disposition over 1,465,536 shares, representing 21.5% of the outstanding shares of the Issuer.  The Jessica Haber Trust has the shared right to vote and dispose of 199,186 shares, representing 2.9% of the outstanding shares of the Issuer; Bruce J. Haber Grantor Retained Annuity Trust, has the shared right to vote and dispose of 1,150,519 outstanding shares, representing 17.0% of the outstanding shares and Michela I. Haber as Trustee has the shared right to vote and dispose of 199,186 shares held in the Jessica Haber Trust, representing 2.9% of the outstanding shares of the Issuer.

 (c),  (d)  and (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Not applicable.

Item 7.  Materials to be filed as Exhibits

         Not applicable.

CUSIP NO.:29089V 203	Page 9

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person: Bruce J. Haber

May 11, 2010	By:	/s/ Bruce J. Haber
Bruce J. Haber

Reporting Person: Bruce J. Haber Grantor Retained Annuity Trust

	By:	/s/ Bruce J. Haber, Trustee
Bruce J. Haber as Trustee for Bruce J. Haber Grantor Retained Annuity Trust

Reporting Person: The Jessica L. Haber Trust

	By:	/s/ Michela I. Haber, Trustee
Michela I. Haber as Trustee for The Jessica L. Haber Trust

Reporting Person: Michela I. Haber

	By:	/s/ Michela I. Haber
Michela I. Haber